[Letterhead of Paul, Hastings, Janofsky & Walker LLP]
(212) 318-6275
rachaelschwartz@paulhastings.com

June 23, 2011	77355.00005
VIA EDGAR
Laura E. Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Re:	The Gabelli Global Multimedia Trust Inc. File Nos.: 333-173800 and 811-08476

Dear Ms. Hatch:
     This letter responds to your comments communicated to the undersigned by letter dated May 27, 2011, with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of The Gabelli Global Multimedia Trust Inc. (the “Fund”), which was filed with the Securities and Exchange Commission on April 29, 2011 (SEC Accession No. 0000950123-11-041790).
     The Fund’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.
Prospectus
Comment 1. You have requested that the Fund clarify whether it may issue auction rate preferred shares and, if applicable, to disclose a brief description of the significant liquidity risks for holders of auction rate preferred shares in the prospectus supplement. In addition, you have requested that we clarify how long the auctions have failed.
     Response 1. The Fund does not presently intend to issue auction rate preferred shares pursuant to this shelf registration in light of current market conditions. However, the Fund currently has a series of auction rate preferred shares outstanding. We have clarified the disclosure in the Prospectus with respect to such existing series of auction rate preferred shares to indicate that the auctions for such securities have failed since February 2008.

VIA EDGAR
Securities and Exchange Commission
June 23, 2011

Comment 2. You have requested that under the heading “Investment Objectives and Policies,” the Fund discusses the market capitalization range of the equity securities in which the Fund will invest.
     Response 2. The Prospectus has been revised to disclose that the Fund may invest in equity securities of any size market capitalization.
Comment 3. You have requested that under the heading “Investment Objectives and Policies,” the Fund discusses its investment policy of investing in companies located in emerging markets, if applicable. In addition, you have requested that disclosure be added regarding the risks of investment in emerging markets, if applicable.
     Response 3. The Prospectus has been revised to clarify that the Fund may invest in securities of companies located in emerging markets. The Prospectus has also been revised to disclose the risks associated with investments in emerging markets.
Comment 4. You have requested that with “Global” in the Fund’s name, the Fund explain how it will invest its assets in investments that are tied economically to a number of countries throughout the world in accordance with Investment Company Act Release No. 24828 (Jan. 17, 2001).
     Response 4. The Prospectus has been revised to clarify that, under normal conditions, at least 40% of the Fund’s net assets will be invested in foreign securities. The Fund will modify its investment portfolio to comply with this percentage requirement as soon as possible, but reserves the right to take as long as six months to be fully compliant with said percentage requirement.
Comment 5. You have stated that under the heading “Dividends and Distributions,” the disclosure for Preferred Stock Distributions stating that, “The amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in the preferred stock, thereby increasing the shareholder’s potential gain or reducing the potential loss on the sale of the shares,” may be confusing to investors as it appears to state that a return of capital is beneficial to the shareholder. In addition, you have requested that the Fund disclose whether it has made return of capital distributions for preferred shareholders in the past few years.
     Response 5. We have revised the disclosure for Preferred Stock Distributions under the heading “Dividends and Distributions” relating to return of capital:
     “Shareholders should not assume that the source of a distribution from the Fund is net profit. Distributions sourced from paid-in capital should not be considered the current yield or the total return from an investment in the Fund. The amount treated as a tax free return of capital will reduce a shareholder’s adjusted tax basis in the preferred

VIA EDGAR
Securities and Exchange Commission
June 23, 2011

stock, thereby increasing the shareholder’s potential taxable gain or reducing the potential loss on the sale of the shares.”
In addition, the Prospectus has been revised to disclose that the Fund has made return of capital distributions for preferred shareholders in 2008 and 2009.
Comment 6. You have requested that the Fund clarify in the Prospectus that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not and that shareholders should not assume that the source of a distribution from the Fund is net profit. In addition, you have requested that the Fund inform you if it intends to report a distribution yield.
     Response 6. The Fund respectfully notes that this disclosure is currently contained in the Prospectus under the “Dividends and Distributions” section in the second and third sentences of the fourth paragraph. The Fund has added this disclosure to the summary section of the Prospectus. In addition, the Fund supplementally represents that it does not intend to report a distribution yield.
Comment 7. You have asked whether the Fund intends to use any of the proceeds from this offering to continue the Fund’s managed distribution policy and, if so, to discuss in the “Use of Proceeds” section of the Prospectus.
     Response 7. The Fund may use a portion of the proceeds from this offering to maintain the Fund’s managed distribution policy. The following has been added as the first sentence in the “Use of Proceeds” section of the Prospectus:
     “Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes, including the continuation of the Fund’s managed distribution policy.”
Comment 8. You have asked that in the “Management and Fees” section, the Fund disclose, if applicable, under what conditions the fee waiver may be cancelled and for any waiver agreement to be filed as an exhibit.
     Response 8. The Investment Adviser has determined not to apply its voluntary fee waiver to any new issuances of preferred stock pursuant to this shelf registration, and the “Management and Fees” section of the Prospectus has been revised to clarify that the voluntary waiver only applies to the currently outstanding preferred stock. The Investment Adviser currently intends that the voluntary advisory fee waiver will remain in effect for as long as the 6.00% Series B Cumulative Preferred Stock and Series C Auction Rate Cumulative Preferred Stock are outstanding. The Investment Adviser, however,

VIA EDGAR
Securities and Exchange Commission
June 23, 2011

reserves the right to modify or terminate the voluntary advisory fee waiver at any time. As the current fee waiver is voluntary, there is not a written contract to file as an exhibit.
Summary of Fund Expenses
Comment 9. You have requested that the Fund remove the line item “Total annual fund operating expenses and dividends on preferred stock” from the fee table.
     Response 9. As discussed with you in regard to the Gabelli Equity Trust, we have revised the fee table and added an explanatory footnote for dividends on preferred stock.
Comment 10. You have stated that the numbers in the fee table do not agree with the Financial Highlights and have asked for the Fund to explain the difference.
     Response 10. The Fund represents that the data used for the “Financial Highlights” section is based on the average net assets for the fiscal year ending December 31, 2010. As of December 31, 2010, the average net assets for the Fund, including preferred stock, was $147,126,264 and the average net assets for the Fund, excluding preferred stock, was $112,350,769.
     The data provided in the “Summary of Fund Expenses” section is based on the Fund’s net assets as of June 8, 2011, plus the addition of $400 million ($250 million of common stock and $150 million of preferred stock), which is expected to be raised in future offerings. Accordingly, the Fund’s total net assets would then be $594,080,138 ($409,304,788 common stock and $184,775,350 preferred stock). The Fund used June 8, 2011, as opposed to December 31, 2010, as it was the most current date practicable, reflecting the additional assets of the Fund as a result of the recent rights offering, which was completed on May 4, 2011.
     In addition, “Dividends on Preferred Shares” which is included in the “Summary of Fund Expenses” section is not an item listed within “Financial Highlights.” The Fund believes that the forgoing differences effectively account for the differences in certain figures in the two tables noted by the Staff.
Comment 11. You have asked that the Fund review the calculation for the expense examples.
     Response 11. The Fund has reviewed the calculation of the expense examples and revised the expenses for the one-, three-, five- and ten-year periods.

VIA EDGAR
Securities and Exchange Commission
June 23, 2011

General
Comment 12: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
     Response 12: The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.
Comment 13: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
     Response 13: The Fund has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.
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     Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.
Very truly yours,
/s/ Rachael L. Schwartz
Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP
cc:	Agnes Mullady Gabelli Funds, LLC